UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

Suite 202, 5626 Larch Street

Vancouver BC Canada V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On February 9, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell (i) in a registered direct offering an aggregate 32,923,078 Common Shares of the Company at a purchase price per share of $0.65 (the “Shares”), for aggregate gross proceeds to the Company of approximately $21.4 million, before deducting placement agent fees and offering expenses payable by the Company (the “Registered Offering”), and (ii) in a concurrent private placement (the “Private Placement”) warrants (the “Warrants”) to purchase an aggregate of 16,461,539 Common Shares (the “Warrant Shares”). The Registered Offering and the Private Placement are anticipated to close on or about February 11, 2021.

The exercise price of each Warrant is $0.80 per share, and each Warrant is exercisable six months after the date of issuance and will expire five years from the date of issuance. The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the Common Shares, as described in the Warrant.

Holders of the Warrants may exercise their Warrants to purchase Warrant Shares at any time six months after the date of issuance and prior to the expiration date. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder, together with its affiliates and any other persons acting as a group together with the holder and any of the holder's affiliates, would beneficially own in excess of 4.99% or 9.99% (at the election of the holder prior to issuance) of the number of our Common Shares outstanding immediately after giving effect to such exercise, provided that the holder may increase or decrease the beneficial ownership limitation (but in no event shall such limitation exceed 9.99%). If, at the time of the exercise of a Warrant, a registration statement and current prospectus covering the resale by the holder of the Warrant Shares issuable upon exercise of the Warrant is not available, the holder may exercise its Warrant, in whole or in part, on a cashless basis. There is no established trading market for the Warrants, and the Company does not intend to list the Warrants on any securities exchange or other nationally recognized trading system.

Pursuant to a placement agency agreement dated February 9, 2021, we have engaged A.G.P./Alliance Global Partners (“AGP” or Placement Agent) to act as our exclusive Placement Agent in connection with the Registered Offering and the Private Placement. As compensation in connection with the Registered Offering, the Company agreed to pay AGP a cash fee equal to 7.0% of the gross proceeds of the Registered Offering, $15,000 for non-accountable expenses, which includes for travel, marketing, and up to $50,000 for accountable Placement Agent’s legal fees. In addition, the Company agreed to issue AGP warrants (the “Placement Agent Warrants”) to purchase 1,152,308 Common Shares. The Placement Agent Warrants have an exercise price equal to $0.80, which is the same exercise price of the Warrants sold in the Private Placement, and are exercisable 180 days after the close of the Registered Offering and for five years from such date. The Placement Agent Warrants have substantially similar terms to the Warrants issued in the concurrent Private Placement. Finally, AGP will receive a cash fee equal to 7.0% upon the cash exercise of the Warrant.

The net proceeds from the Registered Offering, after deducting placement agent fees and offering expenses, are anticipated to be approximately $19.7 million, excluding the proceeds, if any, from the exercise of the Warrants or the Placement Agent Warrants.

The Purchase Agreement includes customary representations, warranties and covenants by the Company and the Purchasers, and the Company has agreed to provide the Purchasers with customary indemnification under the Purchase Agreement.

The Common Shares were offered and sold by the Company pursuant to an effective shelf registration statements on Form F-3 (File No. 333-250146), which was originally filed with the SEC on November 17, 2020 and declared effective on November 25, 2020 and Form F-3(File No. 333-252876) filed on and automatically declared effective on February 9, 2021. The Warrants were offered and sold, and the Placement Agent Warrants were issued, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. To the extent any Warrant Shares are issued upon exercise of the Warrants or any Common Shares are issued upon exercise of the Placement Agent Warrants, such Warrant Shares or Common Shares, as applicable, will be issued in transactions anticipated to be exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

1

The foregoing descriptions of the Purchase Agreement, the Warrant and the Placement Agent Warrant are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Warrant and form of Placement Agent Warrant, copies of which are filed herewith as Exhibit 10.1, Exhibit 4.1, and Exhibit 4.2 respectively to this Report on Form 6-K and are incorporated by reference herein.

A copy of the legal opinion of Miller Thomson LLP relating to the Common Shares offered in the Registered Offering is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this Report on form 6-K related to the completion, timing and size of the Registered Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Registered Offering. There can be no assurance that the Company will be able to complete the Registered Offering on the anticipated terms, or at all.

Incorporation by Reference

The information set forth in this Report on Form 6-K, including the exhibits hereto (excluding Exhibit 99.1), are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (No. 333-250146) and on Form F-3 (File No. 333-252876).

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
4.1	Form of Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Miller Thomson LLP
10.1	Form of Securities Purchase Agreement

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation
(Registrant)

By:	/s/Stephen Mullowney
Stephen Mullowney
Chief Executive Officer

Date: February 9, 2021

3